EXHIBIT 10.1

STANDARD COMMERCIAL CORPORATION
SUPPLEMENTAL RETIREMENT PLAN

As Amended and Restated for Benefits Accrued After 2004

INTRODUCTION

Alliance One International, Inc., as successor in interest to Standard Commercial Corporation, is the sponsor of the Standard Commercial Corporation Supplemental Retirement Plan (the "Plan"). Benefits under the Plan were frozen effective December 31, 2005. The provisions of the Plan as amended and restated herein shall apply only to the 409A Portion of the Participant's benefit.

During the period from January 1, 2005 through December 31, 2008, the 409A Portion of each Participant's benefit has been administered in good faith compliance with Section 409A of the Code and guidance issued thereunder, including but not limited to Internal Revenue Service Notices 2005-1, 2006-79, 2007-78 and 2007-86 and proposed and final regulations published under Section 409A of the Code.

Except as otherwise specifically provided, the provisions of the Plan as amended and restated herein are generally effective as of January 1, 2009, and are intended to satisfy the requirements of Section 409A(a)(2), (3) and (4) of the Code. However, the provisions of the Plan as amended and restated herein shall not apply to any person whose Plan benefits are in pay status as of December 31, 2008, or to the Granfathered Portion of any Participant's benefit.

Section 1
Definitions

1.1   ADMINISTRATOR – The word "Administrator" means an administrative committee composed of the Company's Senior Vice President – Human Resources and Vice President – Compensation and Benefits, provided that no member of such committee shall take part in any discretionary administrative decision with respect to such member's benefits (if any) under the Plan. Notwithstanding the foregoing, the Executive Compensation Committee of the Board in its discretion may remove or replace any member of the administrative committee, or name a different committee or an individual to serve as Administrator hereunder.

1.2   AFFILIATE – The word "Affiliate" means any related person or entity that along with the Corporation would be considered a single employer under Code Section 414(b) or (c), provided that in applying such rules the existence of a controlled group of corporations or of a group of trades or businesses under common control shall be based on a threshold of 50% instead of 80%. A person or entity shall be considered an Affiliate only during the time it would be considered a single employer with the Corporation under such provisions.

1.3	BENEFIT COMMENCEMENT DATE – The words "Benefit Commencement Date" mean the first day of the month next following the later of:

(a)	The Participant's Separation from Service for any reason other than his death; or

(b)	The date the Participant has:

(i)	Attained age 62 and completed at least 10 years of service under the Pension Plan (provided that the service requirement shall not apply if the Participant was an "Employee" (as defined under the terms of the Pension Plan in effect on December 31, 2005) on April 1, 1981);

(ii)	Attained age 60 and completed at least 20 years of service under the Pension Plan; or

(iii)	Attained age 65.

1.4	BOARD - The word "Board" means the Board of Directors of the Company. To the extent permitted by applicable law and by the Company's corporate charter and bylaws, action by the Board may be taken by the Executive Committee or by the Executive Compensation Committee.

1.5	CODE - The word "Code" means the Internal Revenue Code of 1986, as amended.

1.6	COMPANY - The word "Company" means Alliance One International, Inc. and any successor corporation.

1.7	EXCESS PENSION PLAN BENEFIT - The words "Excess Pension Plan Benefit" mean the Participant's accrued benefit under the Plan as of December 31, 2005, expressed in the form of a life annuity commencing on the Participant's Normal Retirement Date and payable monthly.

1.8	409A PORTION – The words "409A Portion" mean the excess, if any, of the Participant's Excess Pension Plan Benefit over the Grandfathered Portion, if any, of his Excess Pension Plan Benefit, expressed in the form of a life annuity commencing on the Participant's Normal Retirement Date and payable monthly.

1.9	GRANDFATHERED PORTION – The words "Grandfathered Portion" mean the portion of the Participant's Excess Pension Plan Benefit that was earned and vested as of December 31, 2004, determined in accordance with the requirements of Treas. Reg. § 1.409A-6(a) and expressed in the form of an actuarially equivalent life annuity commencing on the Participant's Normal Retirement Date and payable monthly. However, if the Plan is materially modified (within the meaning of Treas. Reg. § 1.409A-6(a)(4)) with respect to the Participant, his 409A Portion will thereafter include his entire Excess Pension Plan Benefit and there will be no Grandfathered Portion.

1.10	JOINT AND SURVIVOR ANNUITY – The words "Joint and Survivor Annuity" mean an annuity providing montly payments for the life of the Participant with a survivor annuity providing monthly payments for the life of the spouse (if she survives the Participant) equal to 50% of the monthly annuity amount that would have been payable during the joint lives of the Participant and the spouse.

1.11   NORMAL RETIREMENT DATE - The words "Normal Retirement Date" mean the first day of the calendar month coinciding with or next following the Participant's attainment of age 65.

1.12   PARTICIPANT - The word "Participant" means an employee of the Company who was a Participant in the Plan as of December 31, 2005, and whose Excess Pension Plan Benefit was not in pay status as of December 31, 2008.

1.13   PENSION PLAN – The words "Pension Plan" mean:

(a)   Prior to January 1, 2006, the Standard Commercial Corporation Pension Plan; and

(b)   On and after January 1, 2006, the Alliance One International Pension Plan.

1.14   PLAN - The word "Plan" means the Standard Commercial Corporation Supplemental Retirement Plan, as amended and restated herein.

1.15   PRE-RETIREMENT SURVIVOR ANNUITY – The words "Pre-Retirement Survivor Annuity" mean an annuity for the life of the surviving spouse, with monthly payments determined as follows:

(a)   If the Participant dies after satisfying one of the eligibility requirements of Section 1.3(b), the monthly benefit will be equal to the amount the surviving spouse would have received with respect to the 409A Portion of his Excess Pension Plan Benefit under a Joint and Survivor Annuity commencing on the day before the Participant's death.

(b)   If the Participant dies before satisfying one of the eligibility requirements of Section 1.3(b), the monthly benefit will be equal to the amount the surviving spouse would have received had the Participant survived until (i) he met the eligibility requirements of Section 1.3(b), (ii) retired on such date with the 409A Portion of his Excess Pension Plan Benefit paid an immediate Joint and Survivor Annuity, and (iii) died the next day.

1.16   SEPARATION FROM SERVICE – The words "Separation from Service" mean the Participant's "separation from service" with the Company and its Affiliates within the meaning of Code Section 409A(a)(2)(A)(i) and applicable regulations and other guidance thereunder. A Separation from Service shall not have occurred:

(a)   So long as the employment relationship is treated as continuing intact under Treasury Regulation § 1.409A-1(h)(i); or

(b)   If the Participant continues to provide more than insignificant services as an employee, consultant or other service provider to the Company or any Affiliate.

The Participant will be deemed to be providing more than insignificant services after a particular date unless the facts and circumstances indicate that the Company and the Participant reasonably anticipate that the level of bona fide services the Participant will perform after such date would permanently decrease to no more than 20% of the average level of the Participant's bona fide services over the preceding 36-month period. The provisions of this paragraph shall be administered in a manner consistent with Treasury Regulation § 1.409A-1(h)(ii).

Section 2
Benefits

2.1 TIME AND FORM OF RETIREMENT PAYMENTS. The 409A Portion of a Participant's Excess Pension Plan Benefit shall be paid in accordance with this Section 2.1.

(a) If the Participant is married on his Benefit Commencement Date, the Company will pay the 409A Portion of the Excess Pension Plan Benefit to the Participant in the form of an actuarially equivalent Joint and Survivor Annuity commencing in the month that includes the Participant's Benefit Commencement Date.

(b) If the Participant is not married on his Benefit Commencement Date, the Company will pay the 409A Portion of the Excess Pension Plan Benefit to the Participant in the form of an actuarially equivalent life annuity with monthly payments commencing in the month that includes the Participant's Benefit Commencement Date.

(c) If the Participant's Benefit Commencement Date is the date of the Participant's Separation from Service or within the six month period immediately following the Participant's Separation from Service, the Company shall withhold monthly payments due during such period, and shall pay the amounts withheld in a single sum with interest at an annual rate of 5% in the seventh month following the Participant's Separation from Service.

(d) No benefits will be payable pursuant to this Section if the Participant dies before his Benefit Commencement Date. If the Participant dies on or after his Benefit Commencement Date but before payments begin pursuant to paragraph (c) above, any unpaid amounts as of the Participant's date of death shall be paid to the Participant's surviving spouse at the same time such amounts would have been paid to the Participant. If the Participant does not have a surviving spouse, such amounts shall be paid to the Participant's estate at the same time such amounts would have been paid to the Participant.

(e) Notwithstanding any provision of the Plan to the contrary, except as required to comply with Section 409A(a)(2)(B)(i), the provisions of the Plan as amended and restated herein shall not cause any amounts otherwise payable to a Participant in 2008 to be paid after 2008, and shall not cause any amounts otherwise payable after 2008 to be paid in 2008.

2.2   PRE-RETIREMENT DEATH BENEFIT. If a Participant dies before his Benefit Commencement Date, a monthly allowance shall be paid to the Participant's surviving spouse, if any, in accordance with this Section 2.2.

(a)   If the Participant dies before his Separation from Service, the spouse's monthly allowance shall be paid commencing in the month immediately following the Participant's date of death and ending with the payment for the month in which the surviving spouse dies. The monthly payment shall be equal to one-half of the 409A Portion of the Participant's monthly Excess Pension Plan Benefit. However, the amount of such payments must not be less than the actuarial equivalent of the amount of the payments the surviving spouse would have received under a Pre-Retirement Survivor Annuity.

(b)   If the Participant dies after his Separation from Service, the spouse shall receive a Pre-Retirement Survivor Annuity, commencing in the month immediately following the later of the Participant's date of death or the date the Participant would have met the eligibility requirements of Section 1.3(b), and ending with the payment for the month in which the surviving spouse dies.

2.3   ACTUARIAL EQUIVALENCE.   For all purposes under this Plan, actuarial equivalence shall be based on mortality and interest assumptions that would be applied under the Pension Plan. If the Participant at the time of his Separation from Service has satisfied the eligibility requirements of subparagraph (i) or (ii) of Section 1.3(b), the 409A Portion of the Excess Pension Plan Benefit shall be reduced for early commencement by 1/180 for each month by which the Benefit Commencement Date precedes the Participant's Normal Retirement Date. The reduced amount shall then be converted into a Joint and Survivor Annuity or life annuity pursuant to Section 2.1(a) or (b), as applicable.

2.4   DELAY OF PAYMENTS. Notwithstanding the foregoing provisions of Section 2, the Company will delay any payment due to the Participant or surviving spouse hereunder if the Administrator reasonably anticipates that the making of the payment will violate Federal securities laws or other applicable laws, provided that any payment delayed pursuant to this paragraph shall be paid at the earliest date at which the Administrator reasonably anticipates that the making of the payment will not cause such a violation. If the making of a payment at the time specified under the Plan would jeopardize the ability of the Company and its Affiliates to continue as a going concern, the payment will be treated for purposes of this Plan as made upon the date specified under the Plan if the payment is made during the first taxable year of the Participant in which the making of the payment would not have such effect.

Section 3
Miscellaneous

3.1   ADMINISTRATION.   Full power and authority to construe, interpret, and administer the Plan shall be vested in the Administrator. The Administrator shall have the authority to make determinations provided for or permitted to be made under the Plan, to interpret the Plan, and to promulgate such rules and regulations, if any, as the Administrator considers necessary and appropriate for the implementation of the Plan.

3.2 ELIGIBILITY AND PARTICIPATION. Participation shall be limited to Participants in the Plan as of December 31, 2005.

3.3 NON-ALIENATION. Neither a Participant nor anyone claiming through him shall have any right to commute, sell, assign, transfer or otherwise convey the right to receive any payments hereunder, which payments and the rights thereto hereby are expressly declared to be non-assignable and non-transferable, nor shall any such right to receive payments hereunder be subject to the claims of creditors of a Participant or anyone claiming through him to any legal, equitable, or other proceeding or process for the enforcement of any claims.

3.4 TAX WITHHOLDING. To the extent permitted under Code Section 409A and applicable regulations and other guidance thereunder, the Company and its Affiliates shall have the right to make such arrangements as they deem necessary or appropriate to deduct or withhold from any and all payments made pursuant to the Plan (or from any other compensation or benefits payable to the Participant or surviving spouse under any other arrangement) any taxes required by law to be withheld from a Participant or surviving spouse with respect to benefits accrued or paid under this Plan.

3.5 NON-SECURED PROMISE. The rights under this Plan of a Participant and any person or entity claiming through him shall be solely those of an unsecured, general creditor of the Company. Any asset acquired or held by the Company shall not be deemed to be held by the Company for or on behalf of a Participant, or any other person, or to be security for the performance of any obligations hereunder of the Company, but shall, with respect to this Plan, be and remain a general, unpledged, unrestricted asset of the Company.

3.6 INDEPENDENCE OF PLAN. Except as otherwise expressly provided herein, this Plan shall be independent of, and in addition to, any other employment agreement or employment benefit agreement or plan or rights that may exist from time to time between the parties hereto. This Plan shall not be deemed to constitute a contract of employment between the Company and a Participant, nor shall any provision hereof restrict the right of the Company to discharge a Participant, or restrict the right of a Participant to terminate his employment with the Company.

3.7 PLAN INTERPRETATION. The Paragraph headings used in this Plan are for convenience or reference only and shall not be considered in construing this Plan. The masculine gender, where appearing in the text of the Plan will be deemed to include the feminine gender, and the singular may include the plural, unless the context clearly indicates the contrary.

3.8   RESPONSIBILITY FOR LEGAL EFFECT. The Company intends that amounts payable to a Participant or surviving spouse pursuant to the Plan shall not be included in income for federal, state or local income tax purposes until the benefits are actually paid or delivered to such Participant or surviving spouse. Accordingly, this Plan shall be interpreted and administered consistently with the requirements of Code Section 409A, as amended or supplanted from time to time, and current and future guidance thereunder. However, neither the Administrator nor the Company makes any representations or warranties, express or implied, or assumes any responsibility concerning the legal, tax, or other implications or effects of this Plan.

3.9   ADMINISTRATOR DETERMINATIONS FINAL. Each determination provided for in the Plan with respect to its operation, interpretation and administration, shall be made in the absolute discretion of the Administrator. Any such determination shall be binding on all persons.

3.10   AMENDMENT. The Company may, in its sole discretion amend the Plan from time to time. No such amendment shall reduce a Participant's or a Beneficiary's benefits under the Plan to an amount less than an amount that he would have been entitled to under the Plan on the later of the date the amendment is adopted or made effective, as if the Plan had been terminated on that date. No such action to amend or terminate the Plan shall have the effect of changing the provisions of the Plan applicable to any Participant or surviving spouse in a manner that would trigger the additional taxes provided under Code Section 409A(a)(1)(B).

3.11   SUCCESSORS, ACQUISITIONS, MERGERS, CONSOLIDATIONS. The terms and conditions of this Plan shall inure to the benefit of and bind the Company, the Participants, their successors, assigns, and personal representatives. The Company agrees that it will not merge, consolidate, or otherwise be acquired by any other business entity unless and until the surviving business entity shall expressly assume and confirm in writing the obligations of the Company under this Agreement.

3.12   CONTROLLING LAW. The Plan shall be construed in accordance with the laws of the state of North Carolina to the extent not preempted by laws of the United States of America, including the Employee Retirement Income and Security Act of 1974, as amended.

Section 4
Claim and Appeal Procedures

The following claim and appeal procedure shall apply with respect to the Plan:

4.1   FILING OF A CLAIM FOR BENEFITS. If the Participant or surviving spouse (the "claimant") believes that he is entitled to benefits under the Plan which are not being paid to him or which are not being accrued for his benefit, he shall file a written claim with the Administrator within sixty (60) days after the latest date for payment of the claimed benefit under the terms of the Plan.

4.2   NOTIFICATION TO CLAIMANT OF DECISION. Within 90 days after receipt of a claim by the Administrator (or within 180 days if special circumstances require an extension of time), the Administrator shall notify the claimant of its decision with regard to the claim. In the event of such special circumstances requiring an extension of time, there shall be furnished to the claimant prior to expiration of the initial 90-day period written notice of the extension, which notice shall set forth the special circumstances and the date by which the decision shall be furnished. If such claim shall be wholly or partially denied, notice thereof shall be in writing and worded in a manner calculated to be understood by the claimant, and shall set forth: (i) the specific reason or reasons for the denial; (ii) specific reference to pertinent provisions of the Plan on which the denial is based; (iii) a description of any additional material or information necessary for the claimant to perfect the claim and an explanation of why such material or information is necessary; and (iv) an explanation of the procedure for review of the denial.

4.3   PROCEDURE FOR APPEAL AND REVIEW. Within 60 days following receipt by the claimant of notice denying his claim, in whole or in part, or, if such notice shall not be given, within 60 days following the last date on which such notice could have been timely given, the claimant may appeal denial of the claim by filing a written application for review with the Appeals Committee. Following such request for review, the Appeals Committee shall fully and fairly review the original decision denying the claim. Prior to the decision of the Appeals Committee on review, the claimant shall be given an opportunity to review pertinent documents and to submit issues and comments in writing. The members of the Appeals Committee shall be the Corporation's Chief Executive Officer, Chief Financial Officer, and Chief Legal Officer. In the event the claimant is a member of the Appeals Committee or the claim relates to such member's benefits under the Plan, such member shall not participate in the Appeals Committee's review or decision-making with respect to the appeal. In administering the Plan's procedures for appeals and in deciding the outcome of appeals, the Appeals Committee shall have all of the powers and discretion of the Administrator.

4.4   DECISION ON REVIEW. The decision on review of a claim denied in whole or in part shall be made in the following manner:

(a)   Within 60 days following receipt by the Appeals Committee of the request for review (or within 120 days if special circumstances require an extension of time), the Appeals Committee shall notify the claimant in writing of its decision with regard to the claim. In the event of such special circumstances requiring an extension of time, written notice of the extension shall be furnished to the claimant prior to the commencement of the extension.

(b)   With respect to a claim that is denied in whole or in part, notice of the decision on review shall be written in a manner calculated to be understood by the claimant and shall include specific reasons for the decision, reference to specific Plan provisions on which the decision is based, a statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to and copies of all documents, records and other information relevant to the claimant's claim, and a statement describing the claimant's right to bring an action under Section 502(a) of ERISA.

(c)   The decision of the Appeals Committee shall be final and conclusive.

4.5   ACTION BY AUTHORIZED REPRESENTATIVE OF CLAIMANT.   All actions set forth in this Article 6 to be taken by the claimant may likewise be taken by a representative of the claimant duly authorized by him to act on his behalf on such matters. The Administrator may require such evidence as it may reasonably deem necessary or advisable of the authority to act of any such representative.

4.6   EXHAUSTION OF ADMINISTRATIVE REMEDIES AND DEADLINE FOR FILING SUIT. A claimant must exhaust his or her administrative remedies under the Plan before filing a suit for benefits, and until the claimant exhausts such remedies he or she shall be barred from filing suit to recover benefits under the Plan. A claimant who has exhausted his or her administrative remedies must file suit no later than 180 days after the Appeals Committee makes a final determination to deny the claim pursuant to Section 4.4, and a claimant who fails to file suit within such time limit shall be forever barred from filing suit to recover on the claim.

Section 5
Adoption and Execution

The Executive Compensation Committee of the Board of Directors of Alliance One International, Inc. authorized the amendment and restatement of the Plan on November 6, 2008. Pursuant to such authorization and as evidence of its adoption of the Plan as amended and restated herein, Alliance One International, Inc. has caused this instrument to be signed by its duly authorized representative this 30th day of December, 2008.

ALLIANCE ONE INTERNATIONAL, INC.

By: /s/   Michael K. McDaniel

Title: SVP – Human Resources

December 30, 2008